UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 16 August 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony driven by excellence

- 6% increase in underground recovered grade
- 54% reduction in net debt to R1.08 billion (61% to US$74 million)
- Net profit of R949 million (US$15 million)
- Dividend of 50 SA cents (approximately 4 US cents)
- Headline earnings per share (HEPS) of 221 SA cents (US$ 15 cents)
- Further enhancing portfolio of copper-gold assets

Johannesburg: Wednesday, 17 August 2015. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") today announced its results for the six months and year ended 30 June 2016.

"Harmony is driven by excellence. We have a proactive approach to safety and health, with excellent operational and management teams, a world-class exploration team, we lead environmental rehabilitation in South Africa and we continued to differentiate ourselves through quality grade management, increasing underground grade for the fourth consecutive year – this year by 6% to 5.02g/t", said Peter Steenkamp, chief executive officer of Harmony.

Harmony's revenue increased by 19% and the Company recorded a net profit of R949 million (US$15 million) on the back of a 21% increase in the R/kg gold price, combined with achieving its production guidance of approximately 1.1 million ounces. Net debt was reduced by 54% to R1.08 billion (61% to US$74 million).

Production profit increased to R5.084 billion (US$350 million), up 81% from R2.802 billion (US$245 million) in FY15 after accounting for a 7% increase in cash operating costs (R821 million or US$171 million). Overall, cost increases were lower than inflation, with all-in sustaining cost (AISC) for all operations increasing by only 3% to R467 526/kg (decrease of 19% to $1 003/oz), compared to R453 044/kg ($1 231/oz) in FY15.

"Having turned around the previous year's headline loss to headline earnings of 221 SA cents (15 US$ cents), we felt it prudent to declare a dividend of 50 SA cents (about 4 US cents). It was indeed a good year for Harmony", Peter Steenkamp added.

end.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director